Exhibit 99.1

News Release

November 30, 2012

TELUS updates investors

Foreign ownership materially declines

Supreme Court of B.C. share exchange decision expected in coming weeks

2013 financial targets being released in February

Vancouver, B.C. — TELUS announced today it has observed a material reduction in the non-Canadian ownership of its common shares to approximately 15 per cent as of November 16, 2012. This is down from almost 33 per cent when TELUS disclosed foreign ownership levels in March and July, and is consistent with TELUS’ typical foreign ownership levels for the last few years. Accordingly, all requests by non-Canadians for a reservation to purchase common shares are being considered and approved, if they do not risk causing TELUS to exceed the foreign ownership threshold.

TELUS has also observed a significant reduction in the short positions being held of its common and non-voting shares.

Based in part on this change in foreign ownership levels and short trading positions, TELUS believes Mason Capital has materially reduced both its long and short positions in the company. Mason last disclosed its ownership levels in August, which was 18.7 per cent of TELUS common shares. Notably, given the current total foreign ownership level of only 15 per cent and historical level of approximately 13 per cent, Mason has clearly reduced a significant portion of its holdings.

The Alternative Monthly Reporting System under which Mason has previously disclosed its trading position in TELUS shares only requires disclosure within 10 days of the end of a month in which there is a material change in the position. Accordingly, it is possible that Mason may borrow or otherwise acquire shares on a short-term basis at month-end to avoid a reporting obligation.

Background and update on expected timing of B.C. Supreme Court decision on final approval of share exchange proposal

On March 22, 2012, TELUS informed investors that due to a sudden 20 percentage point increase in non-Canadian ownership of its common shares its transfer agent, Computershare, may not be able to approve all pending or new applications by foreign investors to purchase more shares, if this increased foreign ownership levels over the prescribed limit of 33.3 per cent. Subsequently, New York hedge fund Mason Capital disclosed it had acquired approximately 20 per cent of TELUS common shares, offsetting its ownership with almost as many short trades in common and non-voting shares. On July 23, 2012, TELUS confirmed in a filing to the Canadian Radio-Television and Telecommunication Commission (CRTC) that 32.59 per cent of TELUS’ common shares were held by non-Canadians as of June 29, 2012.

Mason Capital opposed TELUS’ proposal to exchange its non-voting shares for common shares on a one-for-one basis in an attempt to profit from its short trades by increasing the spread between the trading price of common and non-voting shares.

At an October 17 meeting, both classes of TELUS shareholders overwhelmingly approved the one-for-one exchange. Subsequent to that meeting, a Supreme Court of British Columbia hearing was held to hear appeals by Mason of previous decisions and for final approval of the share exchange. A decision is expected in the coming weeks.

TELUS to disclose 2013 financial targets on February 15, 2013

TELUS plans to announce its 2013 financial targets on February 15, at the same time it releases 2012 fourth quarter results. Prospectively, this will be standard procedure for TELUS in respect of the timing of the disclosure of our forward looking, annual financial targets.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive Court approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. Also, there can be no assurance that a court decision will be released in the expected time or that there will not be further court challenges or appeals. In addition, foreign ownership levels are based on estimates as of November 16, 2012, and there can be no assurance that levels will not change. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.8 billion of annual revenue and 13.0 million customer connections including 7.6 million wireless subscribers, 3.4 million wireline network access lines, 1.3 million Internet subscribers and more than 635,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-697-8176

shawn.hall@telus.com

For investor inquiries, please contact:

Robert Mitchell

TELUS Investor Relations

647-837-1606

ir@telus.com